Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: L3 Technologies, Inc. Commission File No. 1-37975 HARRIS CHQ QUARTERLY ALL HANDS MEETING October 18, 2018 WILLIAM M. BROWN, Chairman, President and CEO Transcribed by: King Reporting & Video Conference Center 14 Suntree Place, Suite 101 Melbourne, Florida, 32940 (321) 242-8080 www.kingreporting.com shirley.king@kingreporting.com gloria.domsch@kingreporting.com William M. Brown Chairman, President and CEO 1

MR. BROWN: I want to thank the segment teams for a great performance. Because I don’t think we would be here today talking about the results and talking about this transformational merger if we didn’t have really good results in the segments. Very strong revenue growth, nine percent. Margins are up 40 basis points. Cash pretty good, good book-to-bill. Backlog is up. And that’s continuing the trend that we saw at the end of last year, really throughout Fiscal 18. So really, we are on a great trajectory here. I also want to thank the Finance and the Legal teams, because it usually takes us a number of weeks to close our books and then to get ready for having an Earnings Release typically about four weeks after the end of the quarter and we moved it up by two weeks. We cut that time in half. So people have been working very, very hard, so I want to thank all of the teams for doing that. Let me start with some context and this 2 chart [that] I’ve shown to this group probably once or twice a year for the last several years. And of course, the dates move and the things on the chart are changing a little bit, but not a lot. You know, this is the strategy that we put in place seven years ago when I came to Harris as the CEO November 1 of [2011]. And this was right around the time that the sequester was on the rise. We knew the budgets were starting to come down. Our business was getting a little bit tight. You know, sequester was coming up and we put a strategy in place to really focus on building a strong foundation. And you know all of these pieces. We shaped the portfolio. We built this thing we called Harris Business Excellence or HBX, a culture of operational excellence, which I said at the time was going to take years, not months or quarters, but years to fully mature. And I would say we are not even there yet. You’re always going to make that better. That is the spirit of continuous improvement. We stepped up our focus in investment and 3 technology from $200 million a year to more than $300 when the market was tanking to almost five or over five percent of our revenue. Something that nobody else really did, so when we talk about our quarterly results, keep in mind that particular point. Because I don’t think we would be talking about the results we have today if we didn’t make those step-ups in investment that we have made over the last seven years. Cash flow. Shareholder-friendly capital deployment. Developing talent. Diversity. Engagement. Improving our [credibility], if you will, in DC through our GR function. All of which was building a strong foundation. We then went out and bought Exelis. And this was very different from a lot of other players in the space, many of which were returning cash to shareholders, we redeployed and we did something strategic. There were skeptics at the time, but we executed very, very well. We integrated well. Some of the work on standardization and simplification of our systems has really built 4 a great foundation for us to build upon. And I showed this chart. It said accelerate growth, grow the core franchises. And you know what’s happening, we’re growing. Nine percent is really, really strong organic growth. We came off of eight in Q4 or five last year. So again, we are on trajectory of good growth. So if you look at that third dot point Pursue Strategic M&A, when I put this together, I did not know what it was actually going to be specifically. I had some ideas. There’s very few companies that are in our space that look a little bit like us that aren’t small that could maybe be big enough to get some scale. L3 happened to be one of them. And over that period of time, that seven years, you can see that line that moves up from $7 billion of enterprise value to $24 billion. And it’s even a little bit more than that today as it turns out. The Merger The structure is an all stock merger of equals. We’re going to exchange 1.3 shares of 5

Harris for one share of L3. Doing it today is at 54 percent. We will own 54 percent. If I had done this five years ago, we would own 46 percent of the company. It would be the other way around. If I done this a decade ago, 10 years ago, it would be one third, two thirds. They would own two thirds of the company. So what’s happened over that period of 10 years, because of all the work on that foundation building, portfolio shaping, integrating Exelis, all the hard work of everybody here in this room and listening, really drove our stock price up quite a bit and allowed that particular action to happen. The reason the market reacted the way that they did is the confidence in this team to integrate when it comes to what you have done on Exelis and things in the past. That is very, very important. Company Name and Headquarters. We are going to be called L3 Harris Technologies. That was a bit of a -- anytime you do an merger of equals, there’s a trade. There’s a negotiation, you’re giving a little, you’re 6 getting a little. You’re trading on an exchange ratio for something else. The something else is right below that, which is headquartered in Melbourne. I thought that was fundamentally important. And it is important, because we have 7000 people here in this area. We have been 40 years headquartered here. We have a great established infrastructure. The community is fantastic. A lot of other A&D companies are moving to this area. And it was a fundamental part of the discussion on this MOE would be that we would headquarter here in Melbourne, Florida. So that was very, very important. Governance and leadership. I’ll be the CEO and chairman for the first two years post transaction, post close. So it’s going to take a another six months to get to the point where we close. So we’re in the sign to close period. We have a lot of filings to make. So I will be CEO and Chairman three years. In the third year, I will be Executive Chairman. And at the end of three years, I will retire from the company. 7

Chris Kubasik is my partner. He’s my colleague from L3, CEO and Chairman. He will be Vice Chair, President and Chief Operating Officer. 12 board members. This is very, very important. So Chris and I will be on the board. 10 other board members. So we will have five independents from each side. Expected synergies, $500 million gross. As a percentage of revenue, it is about what we actually achieved on Exelis. We’re saying $300 million net, because we believe -- based on our cost-plus, fixed-price nature of our business -- about $200 million of that $500 million is going to be sent back to our customers in cost plus contracts or fixed-price contracts that tend to renegotiate over time like the F35. So $200 million goes back to our customers. Keep that in mind because that is one of the key messages us I’m delivering to our customers in support of this deal. Closing. I’ve mentioned mid-2019. We got a lot of filing work that has to happen between now and then. And we anticipate 8 shifting our fiscal year to a calendar year reporting. All of the large primes are on a calendar year basis. Most of them have moved in that direction. We have been on a July 1 to June 30 fiscal year. This is a transformational merger of equals. It is transformational truly. We’re going to be a leading global defense technology company. The market cap says $34 billion. Today it is $37 billion. It’s a big enterprise. $16 billion of revenue. $2.4 billion of earnings. $1.9 billion or right at $2 billion of free cash flow, with 48,000 employees. In terms of the capabilities, the things that are complementary about this, a leading portfolio of technology solutions, which we believe is aligned with where Secretary Mattis has articulated the national defense strategy. Very strong relationships across customers and I’ll talk about the blend of customers in a minute. 9

Innovation. 22,500 total engineers in the combined company. In 22,500 or 23,000 cleared personnel. And then scale. So it enhances our scale to pursue larger things, to sort of move up the food chain, provide more end-to-end solution capabilities to our end customers. Give us a lot more breadth and heft and do that more cost competitively. So when you look at the balance across the defense portfolio, we are the number 10 North American U.S. defense player. They are number eight. Together we will jump up to number six; but creating this so-called sixth prime that Chris likes to talk a lot about. So we will be really up in the top area in terms of defense companies; again, with a lot of scale and a lot of heft. And you can see in the upper right, the pie chart of the mix of the customers. About 60 percent of the business is with the DoD and it is pretty well diversified across the services. You can see very big with the Air Force. 10

They’re very big with the Navy. That’s helped us quite a bit. We both have good positions with the Army. And then international government is mostly defense, so about 75 percent of our portfolio is defense/national security related. So again a lot of scale, really on a global basis. Other US government is NOAA, NASA, FAA, would be in there as well. And then commercial, some of the commercial work that they have done. So a very good balanced mix of business. This is the messaging that I’m giving to all the folks that I have talked about in the last couple of days on why this makes a lot of sense. Increase technology content. I think people see this as a very complementary mix and one that is going to drive more competition into the space. So I believe it’s going to be favorably reviewed. Again, that’s going to happen over the next number of months. Again, I think very good feedback out of the gates. For employees, greater career prospects at 11 a larger, more diversified global defense technology organization. Again, we remain a technology company. And on shareholders, it’s cash EPS accretive, really, from the first year. I think that was great news for the investors. And then we are committed to a balanced capital deployment. L3, has been in the last few years doing a lot of small acquisitions. The market reaction yesterday was really strong and frankly was a little bit stronger than I had anticipated it would have been. I would’ve thought we would come up maybe five or six percent. And we are up 12 to 13 percent. A really, really strong reaction in a market that was largely flat. And that’s very positive. So I think there’s a couple of factors. One is, I think people look at the strategic nature of the deal, but more importantly, what they see is this team’s ability to execute. And you can see some of the comments on the right-hand side and we picked just a couple of them. 12

“Harris and L3 creates powerful scale in a high priority defense spending area.” And that really sums it up. Q&A QUESTION: “Have you given any thought to what the new structure of the company will look like?” MR. BROWN: We haven’t decided yet. It won’t be six. They have three segments and we have three. It won’t be six, but it may not be three either. So it will be three or four, I would imagine. But it’s going to take a little bit of work for Chris and I and with our leadership teams to really start to look at the pieces below that, because it’s not just merging and creating new segments, it’s also the pieces that go underneath that. I think we’ve been pretty well organized. You know, we’ve got good scale businesses one level below the segment. Theirs is very disparate and it’s a lot of pieces split apart, using the same names of the companies they 13 might have purchased 20 years ago. So we really need to think hard about what is the right structure at the segment and at the sub- segment level. And that’s something that’s going to evolve over the coming months. And with my calls with the investors in the last couple of days, I keep reasserting this fundamental point, which is by day one, whenever the closing is, whenever it happens to be, we’re going to be ready. So we’ll have an organizational model. We’ll communicate to people about where people will be, who they will report to and the jobs, so that day one we’re hitting the ground running. I think that is fundamental. QUESTION: “Will there be any changes to the employee stock grant when it’s vested in 2020? What will happen to existing stocks between L3 and Harris employees?” MR. DUFFY: The employee stock grant that was issued will immediately vest at close, so 14 that will all come in and it will be issued actually in the new co-shares in the new company and then from there you can exercise and you can do what you want, but it will immediately vest as new shares at closing. QUESTION: “What next steps will be taken with project unite?” MR. BROWN: Unite is going to go forward. We should not deter from what our path that we are on right now with Unite. We’ve got to finish it. We’ve got to finish it faster than we thought. I had to tell you about that, right. We have to pull that forward and finish that up. But what that’s going to do, I mean, think about this. It’s going to create this great platform upon which to bring something in. And that’s what we need to do. They’re very disparate. They’ve got how many different ERP systems? Almost 100. How many? 90 different ERP systems. Now we were at 28 going to three or four and probably 15 around 10 or 12, something like that today. We’re on a great glide slope. It is the right thing to do. It’s not just moving onto a new ERP system, it’s all the process standardization, all that work, the data standardization that goes behind that. That work is gold. We’ve got complete that, that’s really important. And that’s going to help us now bring in some of the things on top of it. QUESTION: “What will Bill Brown be doing after the transition?” MR. BROWN: I honestly think I wake up every day with new ideas, much to the chagrin of my colleagues here, but new ideas on what we can do and do differently and better. You know, we’ve got a three year, three and a half years ahead of us to really, really make something really different and special, more special than it is today. And that’s really what I’m focused on. I’ll figure out the next step when I get there. 16

QUESTIONS: “Can you talk about L3 CEO Chris Kubasik and his leadership style?” MR. BROWN: I have known him for several years. We got to know each other more in a social setting through industry associations. We played golf a couple times in a get-together. He is a very good golfer. He is a very social guy. He is very calm, easy-going. He's got a long history in the defense space, finance background. Philosophically we are directly aligned. I'm encouraged by his leadership style and I think we're going to partner pretty well together. QUESTION: “What are some key lessons learned from previous integration experiences?” MR. BROWN: And this came up a lot of times with investors. But I've done a lot of 17 integration work, not just Exelis, but when I was at UTC. I think there are several key things here. One, is you've got to have a dedicated team with talented leaders driving integration full-time. They don't work otherwise. You have got to pull your best people and put them on the integration, because that's going to make or break this company. So it is really fundamentally important. And it's got to be number one on my agenda. You know, [on] a CEO agenda, it's got to be number one. And I've got to be chairing the meetings, driving the meetings, resolving issues, the difficulties. It won't be all of what we think today. It's going to change. We will find new things and new problems and we'll have to make some decisions on the fly. I'll need to engage our Board a lot. Speed. Speed is critical. I made the comment earlier about we've got to be running at this day one, which means that we've got a lot of work to do between sign and close that Scott is going to help direct us on; but we 18 will bring in a consulting firm. The question came up before about consulting firms. They can work in the clean team environment and pull data from both companies and do a lot of analysis that we can't do together. That is going to help us hit the ground running on day one. Speed is critical. And the last piece is that it is 80/20. Look, we're going to get it roughly 80 percent right. If we try to get a hundred percent, we will be here forever. We've got to get it 80 percent right and then adjust. I mean, those are the lessons that we have learned, I've learned in the past and that's what's going to make a successful. Honestly, I really -- I don't want to be overconfident, but I really feel like I've got a good idea of what to do. We're going to have surprises, but I know -- we have been down this path before and I am expressing confidence with the investors that we've got this. We know what to do and this will be successful. WRAPUP MR. BROWN: First off, we would not be here 19 today without your hard work over the last seven years that I have been here. The reality is it has all positioned us to what we're trying to do. If we hadn't come up with Janice and all of her work on HBX and operational excellence and the work you guys have all done in shared services, in IT and Project Unite and investing in technology, all these things came together and it came together at a point through a lot of hard work and effort and sacrifice to a company that is incredibly valuable today, with a currency that allows us to do a trade like this and make us even bigger and better and more scale and more attractive for people to come into our company. We wouldn't be here without that. So thank you for that work. Thanks for a great performance in Q1. Let's all keep our eye on the ball and deliver Q2, Q3, Q4. That is the most important thing on one of these integrations is not get distracted on the integration, but make sure you keep focused on the customer, on our programs, executing the 20 work we now have to do, meeting our guidance, all those things are things that we have to focus on. Thank you, very, very much, guys. 21

Important Additional Information and Where to Find It This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris” and together with L3, the “parties”), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the “merger agreement”), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of the parties that also constitutes a prospectus of Harris, as well as other relevant documents regarding the proposed transaction. The parties also will make the joint proxy statement/prospectus available to their respective stockholders. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC’s website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com. Participants in Solicitation Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties’ respective stockholders in respect of the proposed transaction under the rules of the SEC. Information regarding Harris’ directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3’s directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph. Forward-Looking Statements Statements in this communication that are not historical facts are forward-looking statements that reflect Harris’ and L3’s respective management’s current expectations, assumptions and estimates of future performance and economic conditions; words such as “may,” “will,” “should,” “likely,” “projects,” “guidance,” “expects,” “anticipates,” “intends,” “plans,”

“believes,” “estimates,” and similar expressions are used to identify forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward- looking statements include but are not limited to: statements about the expected timing and completion of the proposed merger, the anticipated benefits of the proposed merger, including estimated synergies, the effects of the proposed merger, including on future financial and operating results and financial position, the integration of the parties’ operations, including accelerated investment in technology and technology capabilities, plans and expectations for the combined company, including regarding free cash flow, share repurchases, dividend level, credit ratings and leverage ratio; and other statements that are not historical facts. The parties caution investors that any forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond either party’s control, that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against either party or their respective directors; the risk that the approval of the stockholders of either party may not be obtained on the expected schedule or at all; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the merger; risks related to business disruptions from the proposed merger that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; risks related to difficulties, inabilities or delays in integrating the parties’ businesses or to realize fully anticipated cost savings and other benefits; the risk that any announcement relating to the proposed merger could have adverse effects on the market price of the common stock of either or both parties and the uncertainty as to the long-term value of the common stock of the combined company following the merger; the risk that the proposed merger and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. Government and other governments, and on their operating results and businesses generally; certain restrictions during the pendency of the merger that may impact the ability of either or both parties to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which either or both parties operate; and events beyond the control of either or both parties, such as acts of terrorism. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward- looking statements is not exhaustive. Further information relating to factors that may impact the parties’ results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission. The forward-looking statements in this communication are made as of the date of this communication, and the parties disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, persons receiving this communication are cautioned not to place undue reliance on forward-looking statements.